Exhibit 99.1

October 26, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Changes in Holdings of Citycon Oyj.

The Company is pleased to report the following changes in its holdings in Citycon Oyj. (“CTY”)1:

(1)	On October 23, 2014, the Company purchased 944,561 CTY shares on the Helsinki Stock Exchange at an average price of EUR 2.5039 per share for a total cost of approximately EUR 2,370,000.

(2)	On October 24, 2014, the Company purchased an additional 28,552 CTY shares on the Helsinki Stock Exchange at an average price of EUR 2.5300 per share for a total cost of approximately EUR 72,200.

As a result of the aforementioned acquisitions, the Company now holds 252,730,639 CTY shares that, to the best of its knowledge, comprise 42.6% of CTY’s share capital and voting rights (approximately 41.9% on a fully-diluted basis).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A company whose shares are traded on the Helsinki Stock Exchange in Finland.